UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2010.

Comission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES THE COMMENCEMENT OF THE ROADSHOW FOR AN
OFFERING OF SUBORDINATED NOTES

Medellin, Colombia, July 16, 2010

In accordance with the authorization of the Board of Directors of Bancolombia S.A. (the “Bank”) dated July 7, 2010, the Bank today announced that it is commencing the roadshow for the offering (the “Notes Offering”) of subordinated notes due 2020 (the “Notes”), pursuant to which the Bank will determine the terms of the issuance, including the aggregate principal amount of Notes to be offered, the applicable interest rate and other terms of the issuance.

Banc of America Securities LLC and J.P. Morgan Securities Inc. will be acting as the joint book-running managers for the Notes Offering.

The Notes are being offered pursuant to an effective shelf registration statement. The Bank has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the Notes Offering. Copies of the preliminary prospectus supplement relating to the Notes Offering may be obtained from Banc of America Securities LLC, One Bryant Park New York, NY 10036, or by phone at +1 (800) 294-1322 of New York, NY and J.P. Morgan Securities Inc., 383 Madison Avenue New York, NY 10179, or by phone at +1 (212) 622-6128 of New York, NY.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sales of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: July 16, 2010	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance